Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of GCT Semiconductor Holding, Inc. (f/k/a Concord Acquisition Corp III) on Form S-1 of our report dated March 8, 2024, which includes an explanatory paragraph as to the ability of Concord Acquisition Corp III to continue as a going concern, with respect to our audits of the consolidated financial statements of Concord Acquisition Corp III as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We were dismissed as auditors on April 4, 2024. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Philadelphia, PA

April 18, 2024